

Craig Jonas, Ph.D. · 2nd

Founder and CEO, CoPeace™ PBC

Littleton, Colorado · 500+ connections · **Contact info**

CoPeace

Carleton College

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Experience



Founder and CEO, CoPeace™ PBC
CoPeace
Mar 2018 – Present · 2 yrs 4 mos
Greater Denver Area

 **An impact investing alternative as a...**

Principal

Jonas Group, Zu Media Group

Apr 2002 – Present · 18 yrs 3 mos

Greater Denver Area



Minority Owner/Chief Operating Officer

Basketball Travelers Inc.

Sep 1994 – Feb 2018 · 23 yrs 6 mos

Head of Delegation for various World University Games; Leader for overseas tours for Kansas, Miami, Duke, UCLA, UCONN, etc. See: http://basketballtravelers.com/ and http://btievents.net and usateam.org



Chair, Bachelor of Business Administration; Faculty

Jones International University

Feb 2001 – Aug 2008 · 7 yrs 7 mos

Greater Denver Area

Taught graduate and undergraduate level courses in Marketing, Management, Conflict Management, Leadership and Global Studies.



Executive Vice President; Coach's Edge and Sportvision

Sportvision

Jun 1995 – 2001 · 6 yrs

Mountain View, CA; New York, NY; Lawrence, KS

Helped innovate and grow several sports broadcast technologies.

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Education





Carleton College
Bachelor of Arts - BA, Liberal Arts, Religion
1983 – 1987
Activities and Societies: Intercollegiate Basketball



The University of Kansas
Doctor of Philosophy - PhD, Conflict Management, Education
1994 – 2001

Helped start Coach's Edge - merged with Sportvision



Colorado State University
Master of Science - MS, Sports and Exercise
1990 – 1992
Activities and Societies: Assistant Basketball Coach

Volunteer Experience



Colorado College Innovation Center External Advisory Board
Colorado College
Aug 2018 – Present • 1 yr 11 mos
Economic Empowerment

Happily serve on the Board. Pushing creativity, inclusion, risk taking, mindfulness and change making with great group of people and leadership. Served at Judge for the 2019 Big Idea competition. See: https://www.coloradocollege.edu/other/innovation/



USA Representative
United States Olympic Committee
Education

Chosen to represent the USA in Athens, Greece.



Basketball Clinics in South African Townships
Lakeland University
Education

Chosen by Al McGuire to conduct basketball clinics. See NY Times article: https://www.nytimes.com/1993/08/28/sports/where-kids-don-t-jump-in-south-africa-basketball-languishes.html

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